HERALD RESOURCES

HERALD RESOURCES LIMITED ABN 15 008 672 071
Level 3, 50 Colin Street, West Perth Western Australia 6005 PO Box 893 West Perth Western Australia 6872
Tel +61 8 9322 2788 Fax +61 8 9481 1669 Email hrl@herald.net.au Web www.herald.net.au

7 September 2004

SECURITIES & EXCHANGE COMMISSION
Division of Corporate Finance
Office of International Corporate Finance
Room 3045, STOP 3-4
Judiciary Plaza
450 Fifth Street, NW
Washington DC 20549
USA

By Fax: 0011 1 202 942 9624 **3 pages to follow**

Re: Rule 12g3-2(b) (82-4295)

On behalf of Herald Resources Ltd (the "Company"), a company incorporated in Australia, I am furnishing herewith the below listed document(s) pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934 ("Exchange Act"):

Document Description / Date
Dairi Zinc/Lead Project Update
Dated 7 September 2004

Yours faithfully

M P WRIGHT
Executive Director

Enc:

HERALD RESOURCES

ABN 15 008 672 071
Level 3, 50 Colin Street, West Perth Western Australia 6005 PO Box 893 West Perth Western Australia 6872
Tel +61 8 9322 2788 **Fax** +61 8 9481 1669 **Email** hrl@herald.net.au **Web** www.herald.net.au

7 September 2004

Companies Announcement Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Via ASX Online

RE: DAIRI ZINC/LEAD PROJECT - PROJECT UPDATE

(1) BANKABLE FEASIBILITY STUDY (BFS)

The BFS is continuing steadily towards its completion. Updates on two aspects of the BFS are reported below.

Resources

The resource extension drilling at the Anjing Hitam deposit was closed off in mid-August, so that a final Mineral Resource estimate could be carried out and mine scheduling and planning completed. The additional holes drilled, particularly on the NW extension, have **added 10% to the Measured and Indicated resources** from those previously announced in July. The new Mineral Resource summary (as advised by Resource Evaluations Pty Ltd) is tabulated below.

Anjing Hitam Deposit
Mineral Resource Update August 2004

Category	Million Tonnes	Zn %	Pb %	Ag g/t	Zn_Equivalent %
Measured	5.4	16.5	10.2	13	24.7
Indicated	2.3	14.7	8.7	11	21.7
Total Measured + Indicated	**7.7**	**16.0**	**9.8**	**12**	**23.8**
Total Inferred	0.3	10.3	5.4	11	14.6
TOTAL	**8.0**	**15.8**	**9.6**	**12**	**23.5**

The Mineral Resource estimate was completed under the supervision and direction of Gerry Fahey who is a Competent Person as defined by the Australasian Code for the Reporting of Mineral Resources and Ore Reserves (JORC Code) 1999 Edition and who consents to the inclusion in this release of the matters based on his information in the form and context in which they appear.

Metallurgical Testwork

The main metallurgical program has been completed, with a bulk flotation test on a large composite sample of appropriately diluted ore assaying 15.7% Zn, 9.3% Pb, 15g/t Ag, 20.1% Fe. The results of this work were generally in accordance with the bench and locked cycle tests that were performed previously on different composites, and vindicate the overall process adopted. The concentrates produced from one of the cycles have returned assays of:

Concentrate	Zn%	Pb%	Ag g/t	Fe%
Zinc	54.2	3.5	18	5.7
Lead	6.2	71.6	54	4.0

The overall grind was a little coarser than intended, which might have lowered the zinc grade slightly. **The lead grade was significantly higher than anticipated.**

(2) EXPLORATION

Drilling is continuing on the Anjing Hitam NW extension, where the deeper than expected sub-basin tongue still has remnant massive sulphide with significant thickness. The updip extension is even thicker but is mostly oxidised and was not considered applicable for inclusion in resources the subject of the BFS.

At the conclusion of this drilling, the rig will be moved to the Basuki Lode, 1km NW of Anjing Hitam where previous trenching and newly discovered exposures of oxide zinc and lead mineralisation indicate that there may be a substantial deposit of oxide mineralisation in fault brecciated Jehe Dolostone. This has been karst-affected and may carry enriched metal precipitated from downward percolating solutions derived from leaching of the since-eroded massive sulpide deposits.

Yours faithfully

MICHAEL P WRIGHT
Executive Director